Exhibit 99.3

Management's Discussion and Analysis
For the year ended December 31, 2016

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its wholly owned subsidiaries for the year ended December 31, 2016 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2016. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of March 15, 2017, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2016 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange and is domiciled in the Province of Québec, Canada. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties and streams and similar interests in the Americas. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine located in Malartic, Québec and the sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. The Company has also entered into a silver stream agreement on the Gibraltar mine located in British Columbia (in February 2017) and owns a portfolio of royalties, options on royalties/stream financing and exclusive rights to participate in future royalty/stream financings on various projects in Canada and the U.S.A. In addition, the Company invests in equities of exploration, development and royalty companies and has interests (directly or indirectly) in exploration and evaluation projects in four gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area, the Cariboo mining district and the Guerrero Gold Belt in Mexico.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. The Company may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights – 2016

•	Record 38,270 gold equivalent ounces (“GEO”)[1] earned (25% increase compared to 2015);
•	Record revenues of $62.7 million (38% increase compared to 2015);
•	Net cash flows from operating activities of $53.4 million;
•	Net earnings attributable to Osisko shareholders of $42.1 million, $0.40 per basic share (compared to $28.7 million, $0.33 per basic share in 2015);
•	Adjusted earnings[2] of $34.2 million, $0.33 per basic share[2] (compared to 29.0 million, $0.33 per basic share);
•	Cash and cash equivalents of $499.2 million as at December 31, 2016;
•	Realized gain of $15.9 million on sale of equity holdings;
•	Generated proceeds of $129.2 million on sale of investments mainly from the sale of its interest in Labrador Iron Ore Royalty Corporation;
•	Completed a $50.0 million financing in the form of a convertible debenture with Investissement Québec;
•	Completed a bought deal public offering for gross proceeds of $172.6 million;
•	Entered into a 1.5% NSR royalty agreement with Barkerville Gold Mines Ltd. on the Cariboo gold project for cash consideration of $25.0 million;
•	Entered into a 1% NSR royalty agreement with Arizona Mining Inc. on the Hermosa project for cash consideration of $10.0 million;
•	Entered into a $10.0 million financing agreement with Falco Resources Ltd. for a future stream financing or a 1% NSR royalty on the Horne 5 project;
•	On July 6, 2016, Osisko began trading on the New York Stock Exchange (“NYSE”) under the ticker “OR”;
•	Declaration of quarterly dividends of $0.04 per common share for a total of $0.16 per common share; and
•	On October 5, 2016, Osisko announced the closing of an exploration earn-in agreement to streamline its operations.

[1]	Gold equivalent ounces earned includes NSR royalties in gold, silver and other cash royalties. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Refer to the portfolio of royalty interests section for average metal prices used.
[2]	“Adjusted earnings” and “Adjusted earnings per share” are non–IFRS financial performance measures which have no standard definition under IFRS. Refer to the non– IFRS measures provided under the Non–IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Highlights – 2017

•	On February 27, 2017, Osisko announced that it has entered into a US$33.0 million ($43.2 million) silver stream agreement with Taseko Mines Limited (“Taseko”), which was closed on March 3, 2017;
•	On March 15, 2017, declaration of a quarterly dividend of $0.04 per common share payable on April 17, 2017 to shareholders of record as of the close of business on March 31, 2017.

Portfolio of Royalty Interests

Osisko holds two of the premier royalty assets in the gold sector. All producing royalty interests are in Canada with no material cost of sales and the following table details the GEO earned from Osisko’s producing royalty interests:

	For the three months ended			For the year ended
		December 31,		December 31,
	2016	2015	2016	2015

Gold

Canadian Malartic	6,749	7,587	28,748	29,724
Éléonore	1,343	402	6,568	402
Island Gold	292	-	1,373	-
Vezza	342	-	830	-
Other	124	40	294	40
	8,850	8,029	37,813	30,166

Silver

Canadian Malartic	114	114	456	422
Vezza	-	-	1	-
	114	114	457	422

Total GEO	8,964	8,143	38,270	30,588

Distribution by metal

Distribution by royalty interest

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Average Metal Prices and Exchange Rate

	For the three months ended			For the year ended
		December 31,		December 31,
	2016	2015	2016	2015

Gold(1)	1,222	1,106	1,251	1,160
Silver(2)	17	15	17	16

Exchange rate (US$/Can$)(3)	1.3341	1.3354	1.3248	1.2787

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada noon rate

Canadian Malartic (Agnico Eagle and Yamana)

The Company’s cornerstone asset is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana (the “Partners”). The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by Osisko Mining Corporation at a cost of approximately $1.2 billion and commenced production in April 2011. Canadian Malartic is Canada’s largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone. In February 2017, the Partners have declared initial inferred mineral resources at Odyssey, estimated at 1.4 million ounces of gold (20.7 million tonnes grading 2.15 grams per tonne gold).

Éléonore (Goldcorp Inc.)

Through the acquisition of Virginia Mines Inc. in 2015, Osisko owns a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Commercial production for the Éléonore mine was declared on April 1, 2015.

Osisko was not entitled to receive any gold or silver ounces until a US$5 million non-interest bearing royalty advance payment had been recovered from production of Éléonore by Goldcorp (representing 4,328 ounces of gold), which was completed in November 2015. The Company has been receiving gold ounces from Éléonore since December 2015.

Gibraltar (Taseko Mines Limited)

On February 27, 2017, Osisko announced that it has agreed to acquire from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko, a silver stream with reference to silver produced at the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada. Osisko will pay Taseko cash consideration of US$33.0 million ($43.2 million) for the silver stream. In addition, Osisko will make ongoing payments of US$2.75 ($3.60) per ounce of silver delivered.

Osisko will receive from Taseko an amount equal to 100% of the Gibco silver production until the delivery of 5.9 million ounces of silver, which is equivalent to Taseko’s 75% share of the silver in the current proven and probable reserves, and 35% of silver production thereafter for the life of mine. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million pounds (“lbs”) of copper and 2.6 million lbs of molybdenum. With a large reserve of 3.2 billion lbs of recoverable copper and 58 million lbs of molybdenum, the estimated mine life of the project is 23 years (proven and probable reserves as of January 1, 2016). The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year reserve life of Gibraltar. Any silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

Island Gold (Richmont Mines Inc.)

The Company started receiving in-kind royalties from its Island Gold NSR royalty (ranging from 1.7% to 2.55%) operated by Richmont Mines Inc. (“Richmont Mines”) during the first quarter of 2016.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Vezza Royalties (Ressources Nottaway Inc.)

The Company holds a 5% NSR royalty and a 40% net profit interest (“NPI”) royalty in the Vezza gold property operated by Ressources Nottaway Inc. The property is located 25 kilometres from Matagami, Québec. Operations are currently ramping up at Vezza and Osisko has been receiving royalty payments since the second quarter of 2016.

Lamaque Royalty (Integra Gold Corp.)

Osisko holds a 1.7% royalty on the Lamaque property located in Abitibi and owned by Integra Gold Corp. (“Integra”). Cariboo Gold Project (Barkerville Gold Mines Ltd.)

The Company holds a 1.5% NSR royalty on the Cariboo Gold Project located in British Columbia, Canada, and owned by Barkerville Gold Mines Ltd. (“Barkerville”), an associate of Osisko.

Hermosa Project (Arizona Mining Inc.)

In April 2016, Osisko acquired for $10.0 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. (“Arizona Mining”). The Hermosa Project is located in Santa Cruz County, Arizona.

Horne 5 Project (Falco Resources Ltd.)

On May 30, 2016, Osisko closed a financing agreement with Falco Resources Ltd. (“Falco”), an associate of Osisko, whereby Osisko provided a $10.0 million loan to be used for the advancement of the Horne 5 Project (Rouyn-Noranda, Québec) and for general corporate purposes. The loan has an 18 month maturity and bears an interest of 7%. Under the terms of the financing, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement ("Stream Agreement"), which shall be substantially in the form typical for such transaction in the industry, whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash. Under certain events of default, Osisko may, at its option, require the repayment of the principal amount and the accrued interest in cash.

Windfall Lake (Osisko Mining Inc.)

On October 4, 2016, Osisko exercised its option to acquire a 1% NSR royalty on Osisko Mining Inc.’s (“Osisko Mining”) Windfall Lake property for $5.0 million. Osisko was already the holder of a 0.5% NSR royalty on Windfall Lake. Therefore, the royalty on the Windfall Lake property increased to a total of 1.5% . Osisko Mining is an associate of Osisko.

Marban (Osisko Mining)

Osisko is the holder of a 0.425% NSR royalty on the Marban gold project, located in the Abitibi region of Québec, and is entitled to receive a payment of $4.25 million on a production decision.

Options on royalties - Summary

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage

Neita	Unigold	2% NSR Royalty	$2.0 million	Au	Dominican Republic	Exploration
Yellowknife City Gold	TerraX	3% NSR Royalty	$4.0 million	Au	Northwest Territories	Exploration

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Stream and Royalties - Summary

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Canadian Malartic	Agnico/Yamana	5.0% NSR royalty	Au	Québec	Production
Éléonore	Goldcorp	2.0-3.5% NSR royalty	Au	Québec	Production
Gibraltar(6)	Taseko Mines	Stream	Ag	British Columbia	Production
Island Gold(1),(2)	Richmont Mines	1.7-2.55% NSR royalty	Au	Ontario	Production
Hewfran Block(1), (2)	Metanor Resources	1.7% NSR royalty	Au	Québec	Production
Vezza	Ressources Nottaway Inc.	5% NSR royalty & 40% NPI royalty	Au	Québec	Production
Horne 5(5)	Falco	Gold/silver stream or 1% NSR royalty	Au, Ag, Cu	Québec	Exploration
Lamaque(1), (2)	Integra Gold	1.7% NSR royalty	Au	Québec	Exploration
Cariboo	Barkerville	1.5% NSR royalty	Au	British Columbia	Exploration
Windfall Lake	Osisko Mining	1.5% NSR Royalty	Au	Québec	Exploration
Marban	Osisko Mining	0.425% NSR royalty	Au	Québec	Exploration
Hermosa	Arizona Mining	1% NSR royalty	Zn, Pb, Ag	Arizona, USA	Exploration
Pandora	Agnico/Yamana	2% NSR royalty	Au	Québec	Exploration
Malartic – Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Québec	Exploration
Malartic – Odyssey South	Agnico/Yamana	5% NSR royalty	Au	Québec	Exploration
Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Ontario	Exploration
Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Copperwood	Highland Copper	3% NSR royalty(3)	Ag, Cu	Michigan, USA	Exploration
James Bay properties	Osisko Mining	1.5-3.5% NSR royalty(4)	Au, Ag	Québec	Exploration
James Bay properties	Osisko Mining	2.0 NSR royalty(4)	Other than Au, Ag	Québec	Exploration

(1)	In 2015, the Company acquired a portfolio of 28 Canadian royalties held by Teck Resources Limited (“Teck”) for cash consideration of $24.2 million.
(2)	After the sale of a 15% interest in the royalties acquired from Teck to Caisse de dépôt et placement du Québec.
(3)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(4)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was subsequently amended to create two separate earn-in agreements. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Through (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property upon completing expenditures totaling $6.0 million over a 7-year period, which represents the guaranteed expenditures to be incurred by Barrick Gold Corporation (“Barrick”), following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

(5)

In May 2016, Osisko entered into a financing agreement of $10.0 million with Falco, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded.

(6)	Silver stream acquired on February 27, 2017. Any silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Portfolio of Investments

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include Osisko Mining, Falco and Barkerville.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

During the year ended December 31, 2016, Osisko acquired investments for $82.4 million and sold investments for $129.2 million with a gain of $15.9 million ($14.7 million net of income taxes) recorded in other comprehensive income (loss).

The following table presents the carrying value and fair value of the investments in marketable securities as at December 31, 2016:

Marketable securities	Carrying value(i)	Fair value(ii)
	$	$

Associates	82,902	124,455
Other	97,274	97,274
	180,176	221,729

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments.

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2016.

Main strategic investments

Osisko Mining Inc.

In August 2015, Osisko Mining acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new Canadian focused gold exploration and development company. In 2015, Osisko invested $17.8 million in shares of Osisko Mining and was granted a right to acquire a 1% NSR royalty on all properties held by Osisko Mining at the date of the financing. The right was exercised in October 2016 for $5.0 million and includes a 1% NSR royalty on the Windfall Lake gold project (bringing the total NSR royalty on the Windfall Lake gold project to 1.5%), where Osisko Mining is currently pursuing significant drilling activities. In March 2016, Osisko Mining acquired all of the outstanding shares of NioGold Mining Corporation. In 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was subsequently amended in 2017 to create two earn-in agreements, on properties held by Osisko in the James-Bay area. The transaction is detailed in the Streams and Royalties – Summary section of this MD&A. In 2016, the Company invested an additional $6.8 million in Osisko Mining. As at December 31, 2016, the Company has a 13.5% interest in Osisko Mining (15.7% as at December 31, 2015). As some officers and directors of Osisko are also officers and directors of Osisko Mining, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Falco Resources Ltd.

Falco‘s main asset is the Horne 5 gold project, for which a feasibility study is expected to be released by the end of the second quarter of 2017. In 2015 and 2016, Osisko acquired additional common shares in Falco for $2.4 million and $3.3 million, respectively. In addition, Osisko entered into a financing agreement of $10.0 million with Falco, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. As at December 31, 2016, the Company has a 14.2% interest in Falco (16.2% as at December 31, 2015). As the chair of the Board of Directors and Chief Executive Officer of Osisko is also the chair of the Board of Directors of Falco, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

Barkerville Gold Mines Ltd.

Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada. In November, 2015, Osisko and Barkerville entered into an agreement for Osisko to acquire a 1.5% NSR royalty on the Cariboo Gold project for cash consideration of $25.0 million. Osisko and Barkerville have also agreed to negotiate a gold stream agreement (“Gold Stream Agreement”) following the completion by Barkerville of a feasibility study on the Cariboo gold project. Following a 60-day negotiation period, if Osisko and Barkerville have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko. In 2015 and 2016, Osisko acquired common shares of Barkerville for $11.0 million and $8.2 million, respectively. As at December 31, 2016, the Company has a 17.3% interest in Barkerville (13.4% as at December 31, 2015). As the chair of the Board of Directors and Chief Executive Officer of Osisko is also the co-chair of the Board of Directors of Barkerville, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

Other significant investment

Labrador Iron Ore Royalty Corporation

Over the course of the fourth quarter of 2016 and January 2017, Osisko sold its 9.8% interest in Labrador Iron Ore Royalty Corporation (“LIORC”). The Company received $113.4 million in proceeds (including $98.2 million in 2016). Since the initial investment in LIORC, the Company received $10.7 million in dividends (including $6.3 million in 2016 and $0.2 million in 2017).

Exploration and Evaluation Activities

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was subsequently amended to create two separate earn-in agreements. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area (excluding the Coulon copper-zinc project and four other exploration properties) and Labrador Trough upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining will earn a 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property upon completing expenditures totaling $6.0 million, which represents the guaranteed expenditures to be incurred by Barrick, following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to a maximum of 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. Additionally, new properties acquired by Osisko Mining in a designated area during a 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms. Osisko undertakes not to participate in any exploration activity and is bound not to compete with Osisko Mining in areas covered by the agreement, except for the continuation of activities on its Coulon copper-zinc project held by Osisko and other Québec institutional shareholders and on four other exploration properties. As part of the transaction, Osisko Mining hired all of the Osisko Québec based exploration team (former Virginia Mines Inc. employees) and took over the Québec office lease. The transaction in respect of the properties is subject to third parties’ approval, as applicable.

As a result of this transaction, the exploration and evaluation activities have been significantly reduced and will be concentrated on the Coulon project (James Bay area). During the fourth quarter of 2016, Osisko invested $0.4 million, net of tax credits, in exploration and evaluation activities on the Coulon project for a total of $3.0 million for the year ended December 31, 2016. As at December 31, 2016, the carrying value of the Coulon project was $57.8 million ($54.7 million as at December 31, 2015) and the carrying value of the other properties, including those under the earn-in agreements with Osisko Mining, was $42.2 million ($41.5 million as at December 31, 2015).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

On the Coulon project, a diamond drill program was conducted from January through spring 2016. For the year 2016, 30 new holes were drilled and one hole was extended for a total of 23,075 metres.

Revolving Credit Facility

In December 2015, the Company increased its revolving credit facility (“Facility”) from $100.0 million to $150.0 million. The Facility was extended by one year and was syndicated between National Bank of Canada and Bank of Montreal. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty interests) and has a two-year term (December 23, 2017), which can be extended by one year on each of the two anniversary dates of the amendment. As at December 31, 2016, the Facility was not drawn.

Quarterly Dividends

The Board of Directors has approved the initiation of the Company’s quarterly dividend program on November 16, 2014.

The following table provides details on the dividends declared:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(ii)
	$			$

November 16, 2014(i)	0.03	December 31, 2014	January 15, 2015	1,551,000	-
	0.03			1,551,000	-

February 19, 2015(i)	0.03	March 31, 2015	April 15, 2015	2,782,000	-
May 14, 2015	0.03	June 30, 2015	July 15, 2015	2,834,000	-
August 5, 2015	0.03	September 30, 2015	October 15, 2015	2,830,000	5,430,858
November 4, 2015	0.04	December 31, 2015	January 15, 2016	3,783,000	7,712,746
	0.13			12,229,000

February 16, 2016	0.04	March 31, 2016	April 15, 2016	4,248,000	7,144,004
May 4, 2016	0.04	June 30, 2016	July 15, 2016	4,259,000	11,594,125
August 4, 2016	0.04	September 30, 2016	October 14, 2016	4,264,000	4,460,148
November 9, 2016	0.04	December 31, 2016	January 16, 2017	4,266,000	4,591,999
	0.16			17,037,000

March 15, 2017(i)	0.04	March 31, 2017	April 14, 2017	tbd(iii)	tbd(iii)
	0.04

(i)	The 1.2 million common shares that were held in escrow prior to June 30, 2015 were not eligible to the dividend.
(ii)	Number of common shares held by shareholders participating to the dividend reinvestment plan described below.
(iii)	To be determined (“tbd”) on March 31, 2017 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend reinvestment plan

On September 21, 2015, the Company announced the implementation of a dividend reinvestment plan (“DRIP”). The DRIP allows Canadian shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at December 31, 2016, the holders of 4,591,999 common shares had elected to participate in the DRIP, representing dividends payable of $184,000.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

For the year 2016, the number of common shares issued by the Company under the DRIP, at a discount rate of 3%, amounted to 83,533.

Gold Market and Currency

Gold Market

After a spectacular rally during the first quarter of 2016 where gold reached its best quarterly performance since 1986, the gold price continued its recovery during the second quarter of 2016 from the lows of 2015. Gold prices continued to rise to a two-year high to reach US$1,375 in early July after rallying on the Brexit turmoil, and spent the rest of the third quarter of 2016 in a consolidation phase.

After dropping sharply in early October to set a low of US$1,240, gold prices consolidated and rebounded again to a high of US$1,308 in early November. Gold dropped by US$70 on election night of the U.S. presidential race and continued its drop to a low of US$1,122 in mid-December. The fiscal policy-driven post-election optimism surrounding U.S. growth and better employment conditions kept equity prices near record highs. This has also contributed to a sell-off in the bond markets, reflected in a jump in U.S. treasury yields and a substantial rally in the U.S. dollar. Inflation expectations have risen driven by firmer commodity prices. Aggressive tax cuts and new infrastructure expenditures proposed by the new U.S. administration have fueled expectations of a strong global economy and diverted investors from safe-haven assets.

Toward the end of the fourth quarter of 2016, prices started to build a base. In 2017, markets have already seen a partial recovery of US$80 in early January 2017 in response to the oversold conditions. Investors are looking for affordable safe-haven assets in the weeks and months ahead given geopolitical uncertainties with the new U.S. administration.

Gold prices finished up 8% in 2016, breaking 3 years of consecutive declines. The price per ounce averaged US$1,251 in 2016 compared to $1,161 in 2015. A combination of macroeconomic drivers were among factors supporting investors to come back in the market last year, such as accommodative policies by major central banks, reluctance by the Federal Reserve to raise rates in a low-growth environment, the unexpected results of the Brexit referendum and the U.S. presidential election.

In the fourth quarter of 2016, gold prices lost US$177 quarter over quarter on the London Fix and closed at US$1,146. The gold price averaged US$1,222 during the period, which was a significant decrease compared to the US$1,335 average in the third quarter of 2016, but gained US$86 on a year over year basis.

In 2017, gold can offer relatively affordable safe-haven alternatives for investors with a lot of unknowns on the political side with critical European elections and near term developments with the Brexit vote. In the U.S., the start of a new presidency with an unconventional president should keep participants on edge. Geopolitical tensions around the world will continue, currency volatility, higher debt and moves towards protectionism should provide support to the price.

The historical price is as follows:

(US$/ounce)	High	Low	Average	Close

2016	$1,366	$1,077	$1,251	$1,146
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658
2011	1,895	1,319	1,572	1,531
2010	1,421	1,058	1,225	1,406

In Canadian dollar terms, the average price per ounce for the fourth quarter of 2016 averaged at $1,630 compared to $1,478 in the fourth quarter of 2015. In 2016, the average price per ounce of gold averaged at $1,657 compared to $1,483 in 2015.

Currency

The Company is subject to currency fluctuations as its revenues are mainly in U.S. dollars and its expenses are mainly denominated in Canadian dollars. The Company also holds significant cash balances in U.S. dollars to diversify its resources (US$181.0 million as at December 31, 2016), which can create volatility in gains and losses on foreign exchange on the consolidated statement of income. A weaker Canadian dollar increases the revenues presented in Canadian dollars on the consolidated statement of income as the sales of gold and silver are traded in U.S. dollars. To compensate for the risk that a weaker Canadian dollar would have on the Company’s purchasing power of U.S. dollar denominated investments, the Company holds a certain percentage of its cash in U.S. dollars.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

The Canadian dollar weakened heavily in 2015 for the second year in a row, depreciating by over 15% in 2015 following its 8% decline in 2014. The Canadian dollar suffered an intense volatility during the first quarter of 2016, delivering sharp and unexpected moves. In early January, the currency plunged against the U.S. dollar to a 13-year low at 1.46. Later in the first quarter, the dollar made a significant come back and closed at 1.2971 compared to 1.3840 as at December 31, 2015.

During the second quarter of 2016, the Canadian dollar was influenced by the recovery of the commodity prices, an improving Chinese economy and a weaker U.S. dollar. The Canadian dollar briefly traded below 1.25 until the Fort McMurray complex fire in Alberta got out of control. The Canadian dollar traded between a range of 1.2544 and 1.3170 during the second quarter.

During the third and fourth quarters of 2016, the Canadian dollar averaged respectively 1.3050 and 1.3341 to close at 1.3427. The Canadian dollar depreciated by the end of 2016 compared to the U.S. dollar following the U.S. presidential election, which moved the U.S. dollar to a 14-year high. The prospect of more stimulating U.S. fiscal policies supported a rally in stocks and a rise in U.S. Treasury yields towards the end of 2016.

In 2016, the Bank of Canada maintained its policy rate unchanged for the overnight rate at 0.5% and is expected to be on hold until at least the second half of 2017.

The exchange rate for the U.S./Canadian is outlined below:

	High	Low	Average	Close
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949
2011	1.0604	0.9449	0.9891	1.0170
2010	1.0778	0.9946	1.0299	0.9946

For 2017, the outlook for the Canadian dollar remains challenging with a range of uncertainties. The market is waiting to see the impact of the new administration on U.S. growth and trade policy with the resurgence of protectionism. New mortgage rules restricting credit for homebuyers, benefits of the federal government’s recovery plan and elections in several European countries will also bring volatility to the markets.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Selected Financial Information(1)
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	2016	2015	2014
	$	$	$

Revenues	62,677	45,415	17,179
Operating income (loss)	29,089	18,224	(1,735)
Net earnings (loss)(2)	42,113	28,749	(2,095)
Basic net earnings (loss) per share(2)	0.40	0.33	(0.05)
Diluted net earnings (loss) per share(2)	0.40	0.32	(0.05)

Total assets	1,416,304	1,081,433	269,965

Operating cash flows(3)	54,219	32,181	5,894

Gold royalties earned (ounces)	37,519	30,126	12,327
Gold ounces sold	37,402	30,104	12,327

Average selling price of gold (per ounce sold)
In C$(4)	1,643	1,486	1,374
In US$	1,245	1,153	1,229

Weighted average shares outstanding (in thousands)
Basic	104,671	87,856	45,964
Diluted	104,824	88,938	45,964

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)	Attributable to Osisko shareholders.
(3)	Before change in non-cash working capital items.
(4)	Using actual exchange rates at the date of the transactions.

Overview of Financial Results

Financial Summary – 2016

•	Revenues of $62.7 million compared to $45.4 million in 2015;
•	Operating income of $29.1 million compared to $18.2 million in 2015;
•	Net earnings attributable to Osisko shareholders of $42.1 million or $0.40 per basic share and diluted share, compared to $28.7 million or $0.33 per basic and $0.32 per diluted share in 2015;
•	Adjusted earnings[1] of $34.2 million or $0.33 per basic share[1] compared to $29.0 million or $0.33 per basic share in 2015;
•	Net cash flows provided by operating activities before change in non-cash working capital items of $54.2 million compared to $32.2 million in 2015.

Revenues increased in 2016 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine decreased by 3% or 975 ounces (sales decreased by 972 ounces), but the decrease from the Canadian Malartic mine was more than offset by the gold royalties earned from the Éléonore, Island Gold and Vezza NSR royalties. The Company earned and sold 6,568 ounces of gold from the Éléonore mine compared to 402 ounces in 2015. In addition, the Company received and sold 1,373 ounces of gold from its Island Gold mine NSR royalty and received 830 ounces of gold from its Vezza NSR royalty and sold 730 ounces of gold. The average selling price of gold per ounce in Canadian dollars was also higher in 2016 at $1,643 compared to $1,486 in 2015.

_____________________________
1

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

In 2016, operating income amounted to $29.1 million compared to $18.2 million in 2015. The increase in net operating income in 2016 is mainly the result of higher revenues generated from the sale of gold and silver, lower business development expenses, a recovery of exploration tax credits of $2.2 million, lower exploration and evaluation expenses and higher cost recoveries from associates, partially offset by the depletion of royalty interests and higher general and administrative expenses (“G&A”). The increase in G&A expenses is mainly due to higher legal costs and costs related to the listing on the NYSE as well as higher share-based compensation expenses and was mostly offset by an increase in cost recoveries from associates The decrease in business development is mainly due to the $2.2 million fees incurred in 2015 for the acquisition of Virginia and the streamlining of operations in 2016.

The increase in net earnings in 2016 is mainly the result of an increase of $10.9 million in operating income and net gains on investments of $30.2 million compared to $1.6 million in 2015, partially offset by a loss on foreign exchange of $5.8 million compared to a gain of $11.1 million in 2015, higher finance costs, higher share of loss of associates, higher income tax expense and lower interest and dividend income.

The increase of $5.2 million in adjusted earnings in 2016 compared to 2015 is mainly due to an increase in operating income of $10.9 million, partially offset by lower interest and dividend revenues of $1.7 million, higher finance costs of $2.8 million and current income taxes of $1.3 million. As at December 31, 2016, there is no income tax payable.

Net cash flows provided by operating activities increased in 2016 as a result of higher revenues and operating income when compared to 2015.

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the years ended December 31, 2016 and 2015 (in thousands of dollars, except amounts per share):

		2016	2015
		$	$

Revenues	(a)	62,677	45,415

Expenses
Depletion of royalty interests	(b)	(11,291)	(588)
General and administrative	(c)	(16,858)	(15,046)
Business development	(d)	(8,282)	(10,982)
Exploration and evaluation	(e)	1,240	(2,409)
Other gains (expenses), net	(f)	(1,436)	308
Cost recoveries from associates	(g)	3,039	1,526

Operating income		29,089	18,224

Other income, net	(h)	22,489	18,498

Earnings before income taxes		51,578	36,722

Income tax expense	(i)	(9,724)	(8,194)

Net earnings		41,854	28,528

Net earnings (loss) attributable to:
Osisko’s shareholders		42,113	28,749
Non-controlling interests		(259)	(221)

Basic net earnings per share		0.40	0.33
Diluted net earnings per share		0.40	0.32

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

(a)	Revenues are comprised of the following:

	Year ended December 31, 2016				Year ended December 31, 2015
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,643	37,402	61,444		1,486	30,104	44,728
Silver sold	23	32,836	747		20	31,263	629
Royalties (paid in cash)	-	-	486		-	-	58
			62,677				45,415

(b)

The royalty interests are depleted using the units-of-production method over the life of the properties. Depletion of royalty interests represents mainly the depletion of the Éléonore royalty interest acquired in February 2015 and the depletion of the Island Gold and Vezza royalty interests.

(c)

In 2016, G&A expenses were $16.9 million compared to $15.0 million in 2015. The increase is mainly due to higher legal costs and costs related to the listing on the NYSE as well as higher share-based compensation.

The increase in G&A expenses was mostly offset by an increase in cost recoveries from associates.

(d)

Business development expenses totaled $8.3 million compared to $11.0 million in 2015. In 2015, business development expenses included costs related to the acquisition of Virginia for $2.2 million. The decrease in business development expenses was also the result of the streamlining of the Company’s operations in the third quarter of 2016.

(e)

In 2016, the use of exploration tax credits of $2.2 million resulted in a net recovery of $1.2 million in exploration and evaluation. Excluding these exploration tax credits, expenses in exploration and evaluation amounted to $1.0 million in 2016 compared to $2.4 million in 2015. Through the farm-out agreement concluded with Osisko Mining in October 2016 and reduction of activities in Mexico, the Company’s exploration and evaluation expenses have been significantly reduced.

(f)

In 2016, other expenses are comprised of a loss on disposal of an exploration and evaluation asset of $0.3 million (the Company disposed of an exploration property having a carrying value of $0.8 million in exchange for shares in a new associate having a fair value of $0.5 million), a write-off of property and equipment of $0.5 million and an impairment charge on exploration and evaluation assets of $0.7 million (the Company wrote-off a grassroots project in the James Bay area where it does not expect substantial expenses to be incurred in the future).

In 2015, other gains are comprised of gain on disposal of an exploration and evaluation asset (the Company sold a property in exchange for common shares, which resulted in a non-cash gain of $0.5 million based on the fair value of the common shares received at the date of the closing of the transaction), partially offset by an impairment charge on exploration and evaluation assets of $0.2 million (the Company wrote-off some abandoned grassroots projects in the James Bay area).

(g)

Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. The number of service agreements and the level of services with associates have increased in the last year, explaining the increase in cost recoveries in 2016.

(h)

Other income, net, of $22.5 million in 2016 includes a net gain on investments of $30.2 million (including a gain of $3.4 million on the disposal of NioGold Mining Corporation, an associate, acquired by Osisko Mining, another associate), dividend income of $4.9 million and interest revenues of $3.3 million, partially offset by a loss on foreign exchange of $5.8 million, a share of loss of associates of $6.6 million and finance costs of $3.4 million. Other net income in 2015 amounted to $18.5 million and includes a net gain on investments of $1.6 million (including a gain on a deemed disposal of $7.9 million on the shares of Virginia held prior to the acquisition date and a loss of $2.4 million on a disposal on an investment transferred to the investments in associates), dividend income of $5.9 million, interest income of $4.1 million and a foreign exchange gain of $11.1 million, partially offset by a share of loss of associates of $3.5 million and finance costs of $0.6 million.

(i)

The effective income tax rate for 2016 is 19% compared to 22% in 2015. The statutory rate in 2016 and 2015 is 26.9%. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), the investments in flow-through shares, non-taxable dividend income, non-deductible expenses and a reduction in the tax rate over the next four years in the Province of Québec. In addition, in the fourth quarter of 2016, the Company incurred a current income tax expense of $1.3 million related to exploration tax credits claimed. As at December 31, 2016, there is no income tax payable.

In 2015, the income tax expense is only related to deferred income taxes.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Liquidity and Capital Resources

As at December 31, 2016, the Company’s cash and cash equivalents amounted to $499.2 million compared to $258.5 million as at December 31, 2015.

On February 12, 2016, the Company closed a financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec, a public corporation of the Government of Québec. Ressources Québec subscribed to a $50.0 million convertible debenture of Osisko, which will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko paid a 1% financing fee to Ressources Québec and reimbursed its costs incurred in connection with the financing.

On February 26, 2016, the Company closed a bought deal public offering of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.6 million).

The investments of non-controlling interests also increased liquidities by $3.6 million in the first quarter of 2016 and $0.9 million in the fourth quarter of 2016.

The exercise of share options generated $5.0 million and the Company paid $15.3 million in dividends to its shareholders in 2016.

In 2016, Osisko invested $82.4 million in investments, $55.3 million in royalty interests and $8.3 million in exploration and evaluation activities (net of governmental tax credits). The sale of royalty interests to CDPQ generated $3.6 million in the same period and the sale of investments generated $129.2 million.

Furthermore, the Company has access to a credit facility of $150.0 million that can be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures by the financial institutions. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty interests) and has a two-year term (December 23, 2017), which can be extended by one year on each anniversary date.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Years ended December 31,
	2016	2015
	$	$
Cash flows
Operations	54,219	32,181
Working capital items	(775)	(3,277)
Operating activities	53,444	28,904
Investing activities	(15,053)	(140,701)
Financing activities	208,200	184,035
Effects of exchange rate changes on cash and cash equivalents	(5,851)	11,100
Increase in cash and cash equivalents	240,740	83,338
Cash and cash equivalents – January 1	258,509	175,171
Cash and cash equivalents – December 31	499,249	258,509

Operating Activities

Cash flows provided by operating activities in 2016 amounted to $53.4 million, compared to $28.9 million in 2015.

The increase in 2016 compared to 2015 is mainly due to higher revenues from the sale of gold and silver received from royalty agreements as royalties earned increased compared to the previous year.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Investing Activities

Cash flows used in investing activities amounted to $15.1 million in 2016 compared to $140.7 million in 2015. In 2016, the Company invested $82.4 million in marketable securities, $55.3 million in royalty interests, including $23.0 million for a royalty on the Cariboo gold project held by Barkerville (an associate), $10.0 million for a royalty on the Hermosa project held by Arizona Mining and $10.0 million for a royalty or stream financing (to be negotiated) on the Horne 5 project held by Falco (an associate) and $8.3 million in exploration and evaluation assets (net of investment tax credits), mainly on the Coulon project and other projects in the James Bay territory. Osisko received proceeds of $129.2 million from the sale of investments, including $98.2 million from the sale of shares of LIORC, and $3.6 million from the sale of royalty interests in 2016.

In 2015, the Company invested $171.5 million in marketable securities, including $105.3 million in shares of LIORC. Investments in royalty interests amounted to $32.2 million in 2015, including $24.2 million to acquire a portfolio of royalty interests from Teck. Investments in exploration and evaluation assets amounted to $6.1 million (net of investment tax credits), mainly on the Coulon project and other projects on the James Bay territory. Disposals of short-term investments in 2015 generated proceeds of $34.5 million (these short-term investments were acquired through the acquisition of Virginia). Cash acquired in the acquisition of Virginia in the first quarter of 2015 amounted to $34.9 million.

Financing Activities

In 2016, cash flows provided by financing activities reached $208.2 million compared to $184.0 million in 2015. In 2016, cash inflows were the results of a financing with Ressources Québec for a $50.0 million convertible debenture and a bought deal public offering of 11,431,000 units of Osisko for gross proceeds of $172.6 million, both completed during the first quarter. Investments of non-controlling interests also increased liquidities by $4.5 million and the exercise of share options and the shares purchase plan generated $5.3 million. The Company paid $8.9 million in share issue costs and financing fees and $15.3 million in dividends to its shareholders during the same period.

In 2015, cash inflows were the results of a financing of Special Warrants that generated gross proceeds of $200.0 million and the exercise of replacement share options of Virginia that generated $4.9 million. Special Warrants and share issue expenses of $10.9 million were paid in 2015. Dividends of $9.8 million were paid to shareholders in 2015.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/	Price	Gross		Net Cash
	Units	($)	Proceeds		Proceeds
			($000’s	)	($000’s	)

2017 (as of March 15, 2017)
Exercise of replacement share options(iv)	38,519	11.75	453		453
Employee share purchase plan	4,098	12.88	53		53
Total	42,617		506		506
2016
Convertible debenture(i)	n/a	n/a	50,000		49,225
Issuance of Units (bought-deal financing)(ii)	11,431,000	15.10	172,608		164,543
Exercise of share options	12,335	15.22	188		188
Exercise of replacement share options(iv)	505,756	9.50	4,806		4,806
Employee share purchase plan	21,762	15.27	332		332
Total	11,970,853		227,934		219,094

2015
Issuance of special warrants(iii)	10,960,000	18.25	200,020		189,158
Exercise of replacement share options(iv)	750,837	6.51	4,887		4,887
Total	11,710,837		204,907		194,045

2014 – from June 16
Private placements(v)	2,794,411	15.03	42,000		39,173
Total	2,794,411		42,000		39,173

Cumulative cash proceeds			475,347		452,818

(i)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(ii)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(iii)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.
(iv)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(v)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to CDPQ and Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Quarterly Information

The selected quarterly financial information for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	2016(1)				2015(1)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	499,249	392,717	424,491	439,009	258,509	304,091	319,960	348,389
Short-term investments	2,100	100	100	100	200	2,022	6,629	8,736
Working capital	494,882	389,074	421,443	438,074	248,945	298,858	326,987	354,051
Total assets	1,416,304	1,399,012	1,354,799	1,312,929	1,081,433	1,098,013	1,082,899	1,080,372
Total long-term debt	45,780	45,552	45,328	45,110	-	-	-	-
Shareholders’ equity	1,214,304	1,200,734	1,162,225	1,127,542	937,239	958,377	948,843	942,712
Revenues	13,709	17,570	15,792	15,606	12,811	11,724	10,248	10,632
Net cash flows from operating activities	12,782	14,978	15,864	9,820	8,358	12,594	6,467	1,485
Net earnings (loss) attributable to Osisko shareholders	8,679	17,757	15,737	(60)	4,614	9,872	3,990	10,273
Basic net earnings (loss) per share	0.08	0.17	0.15	-	0.05	0.10	0.04	0.15
Weighted average shares outstanding (000’s)
- Basic	106,612	106,564	106,374	99,093	94,445	94,356	93,018	69,330
- Diluted	106,675	106,757	106,570	99,093	95,698	94,759	95,709	71,692
Share price – TSX - closing(2)	13.09	14.36	16.89	13.87	13.67	14.10	15.72	16.74
Share price – NYSE – closing(3)	9.72	10.94	n/a	n/a	n/a	n/a	n/a	n/a
Warrant price – TSX - closing(4)
OR.WT	2.75	3.42	3.08	1.95	1.89	1.56	2.25	2.15
OR.WT.A	2.25	2.70	3.75	2.00	n/a	n/a	n/a	n/a
Price of gold (average US$)	1,222	1,335	1,260	1,183	1,106	1,124	1,192	1,218
Closing exchange rate(5) (US$/Can$)	1.3427	1.3117	1.3009	1.2971	1.3840	1.3394	1.2474	1.2683

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	In US$. Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Bank of Canada Noon Rate.

During the first quarter of 2016, the Company closed a $172.6 million equity financing and issued a $50.0 million convertible debenture. During the first quarter of 2015, Osisko acquired Virginia for a total consideration of $556.0 million and closed a $200.0 million equity financing.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Fourth Quarter Results

•	Revenues of $13.7 million compared to $12.8 million in the fourth quarter of 2015;
•	Operating income of $6.8 million compared to $4.0 million in the fourth quarter of 2015;
•

Net earnings attributable to Osisko shareholders of $8.7 million or $0.08 per basic share and diluted share, compared to $4.6 million or $0.05 per basic and diluted share in the fourth quarter of 2015;

•	Adjusted earnings[1] of $6.9 million or $0.07 per basic share[1] compared to $6.1 million or $0.06 per basic share in the fourth quarter of 2015;
•	Net cash flows provided by operating activities before change in non-cash working capital items of $11.8 million compared to $8.2 million in the fourth quarter of 2015;
•	Sale of the majority of the investment in Labrador Iron Ore Royalty Corporation for proceeds of $98.2 million.

Revenues increased in the fourth quarter of 2016 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine decreased by 838 ounces or 11% (sales decreased by 1,308 ounces), but the decrease from the Canadian Malartic mine was more than offset by the gold royalties earned from the Éléonore, Island Gold and Vezza NSR royalties. The Company earned and sold 1,343 ounces of gold from the Éléonore mine compared to 402 ounces in the fourth quarter of 2015. The Company received and sold 292 ounces of gold from its Island Gold mine NSR royalty and received 342 ounces of gold from its Vezza NSR royalty and sold 242 ounces of gold in the fourth quarter of 2016 compared to nil in the fourth quarter of 2015. These royalties were acquired in 2015. The average selling price of gold in Canadian dollars was also higher in the fourth quarter of 2016 at $1,549 compared to $1,491 in the fourth quarter of 2015.

In the fourth quarter of 2016, operating income amounted to $6.8 million compared to $4.0 million in the fourth quarter of 2015. The increase in net operating income in the fourth quarter of 2016 is mainly the result of higher revenues generated from the sale of gold and silver, an exploration tax credit recovery and lower business development expenses, partially offset by the depletion of royalty interests. The decrease in business development expenses is mainly the result of the streamlining of the Company’s operations in the third quarter of 2016.

The increase in net earnings in the fourth quarter of 2016 is mainly the result of the increase in operating income and other income. Dividend revenues decreased in the fourth quarter of 2016, following the sale of most of the investment in Labrador Iron Ore Royalty Corporation during the quarter.

The increase of $0.8 million in adjusted earnings in the fourth quarter of 2016 compared to 2015 is mainly due to an increase in operating income.

Net cash flows provided by operating activities before change in working capital items increased in the fourth quarter of 2016 mainly as a result of higher revenues when compared to the same period in 2015.

_____________________________
1

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

The financial results for the fourth quarter are as follows (in thousands of dollars, except amounts per share):

		Three months ended December 31,
		2016	2015
		$	$

Revenues	(a)	13,709	12,811

Expenses
Depletion of royalty interests	(b)	(2,828)	(588)
General and administrative	(c)	(4,127)	(4,240)
Business development	(d)	(1,863)	(3,491)
Exploration and evaluation	(e)	2,176	(964)
Other expenses, net	(f)	(1,124)	(192)
Cost recoveries from associates	(g)	873	688

Operating income		6,816	4,024

Other income, net	(h)	3,405	2,481

Earnings before income taxes		10,221	6,505

Income tax expense	(i)	(1,568)	(1,957)

Net earnings		8,653	4,548

Net earnings (loss) attributable to:
Osisko’s shareholders		8,679	4,614
Non-controlling interests		(26)	(66)

Basic and diluted net earnings per share		0.08	0.05

(a)	Revenues are comprised of the following:

	Three months ended December 31, 2016				Three months ended December 31, 2015
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,549	8,605	13,328		1,491	8,437	12,578
Silver sold	21	8,353	179		19	9,019	175
Royalties (paid in cash)	-	-	202		-	-	58
			13,709				12,811

(b)

The royalty interests are depleted using the units-of-production method over the life of the properties. Depletion of royalty interests represents mainly the depletion of the Éléonore royalty interest acquired in February 2015 and the depletion of the Island Gold and Vezza royalty interests.

(c)	In the fourth quarter of 2016, G&A expenses amounted to $4.1 million, similar to the fourth quarter of 2015 expenses of $4.2 million.

(d)

Business development expenses totaled $1.9 million in the fourth quarter of 2016 compared to $3.5 million in the fourth quarter of 2015. The decrease is mainly the result of the streamlining of the Company’s operations.

(e)

In the fourth quarter of 2016, the use of exploration tax credits of $2.2 million resulted in a net recovery of $2.2 million in exploration and evaluation. Excluding these exploration tax credits, expenses in exploration and evaluation amounted to $47,000 in the fourth quarter of 2016 compared to $1.0 million in the fourth quarter of 2015. Through the farm-out agreement concluded with Osisko Mining in October 2016 and reduction of activities in Mexico, the Company’s exploration and evaluation expenses have been significantly reduced.

(f)

In the fourth quarter of 2016, other expenses are comprised of a write-off of property and equipment of $0.5 million and an impairment charge on exploration and evaluation assets of $0.7 million (the Company wrote-off a grassroots project in the James Bay area where it does not expect substantial expenses to be incurred in the future).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

In the fourth quarter of 2015, other gains are of an impairment charge on exploration and evaluation assets of $0.2 million (the Company wrote-off some abandoned grassroots projects in the James Bay area).

(g)

Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. The number of service agreements and the level of services with associates have increased in the last year, explaining the increase in cost recoveries in 2016.

(h)

Other net income of $3.4 million in the fourth quarter of 2016 includes a net gain on investments of $0.7 million, dividend income of $0.2 million, interest revenues of $1.0 million and a foreign exchange gain of $5.3 million, partially offset by a share of loss of associates of $2.9 million and finance costs of $0.9 million. Other net income in the fourth quarter of 2015 includes a gain on foreign exchange of $4.5 million, dividend income of $1.6 million and interest income of $0.7 million, partially offset by a share of loss of associates of $1.2 million, a net loss on dilution of investments in associates of $0.5 million, an impairment charge on investments in associates of $1.0 million, a net loss on financial assets of $1.3 million and finance costs of $0.2 million.

(i)

The effective income tax rate for the three months ended December 31, 2016 is 15% compared to 30% in 2015. The statutory rate in 2016 and 2015 is 26.9%. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), the investments in flow-through shares, non-taxable dividend income, non-deductible expenses and a reduction in the tax rate over the next four years in the Province of Québec. In addition, in the fourth quarter of 2016, the Company incurred a current income tax expense of $1.3 million related to exploration tax credits claimed. As at December 31, 2016, there is no income tax payable.

In 2015, the income tax expense is only related to deferred income taxes.

Outlook

Osisko’s 2017 outlook on royalties and stream is based on the publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp and for the Island Gold mine published by Richmont Mines. For royalties earned on properties where no public information is available, Osisko obtains internal forecasts from the producers or uses management’s best estimate.

Attributable gold equivalent ounces for 2017 are estimated between 43,300 and 46,100 and are detailed as follows:

2017

Canadian Malartic	30,500 – 31,500
Éléonore	6,800 – 7,000
Island Gold	1,400 – 1,600
Gibraltar stream	2,600 – 3,000
Others	2,000 – 3,000
Gold equivalent ounces	43,300 – 46,100

For our 2017 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,250 per ounce of gold and US$18 per ounce of silver and an exchange rate (US$/C$) of 1.30.

Following the earn-in agreement reached with Osisko Mining, the Company’s exploration and evaluation expenses will be mainly for the Coulon project and is estimated at $3.1 million ($1.7 million net of estimated exploration tax credits), of which about $2.2 million will be financed by Québec institutions and other partners.

Related Party Transactions

In 2016, an amount of $4,750,000 ($1,526,000 in 2015) was invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices, including respectively $1,711,000 for professional services related to capitalized exploration and evaluation activities. In 2016, an amount of $231,000 (nil in 2015) was also invoiced to Osisko by an associate for professional services and rental of offices, including $227,000 related to capitalized exploration and evaluation activities. As at December 31, 2016, an amount of $720,000 (including sales taxes) is receivable from associates and included in accounts receivable ($1,188,000 as at December 31, 2015) and an amount of $1,000 (including sales taxes) is payable to an associate and included in accounts payable and accrued liabilities (nil as at December 31, 2015).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

During the years ended December 31, 2016 and 2015, certain directors and officers of Osisko have participated in financings completed by certain associates. Each of these transactions were concluded under the same terms and conditions offered to the other participants.

In 2016, an interest revenue of $418,000 (nil in 2015) was accounted for and is receivable as at December 31, 2016, with regards to the $10.0 million financing completed in May 2016 with Falco, an associate of Osisko.

Please refer to the Portfolio of Investments section of this MD&A for other related party transactions with associates.

Contractual Obligations and Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at December 31, 2016, minimum commitments remaining under these leases were approximately $2,501,000 over the following years (in thousands of dollars):

$

2017	847
2018	802
2019	852
2,501

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Outstanding Share Data

As of March 15, 2017, 106,555,805 common shares were issued and outstanding. A total of 3,015,278 share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec is also outstanding, which entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture.

Subsequent Events to 2016

Gibraltar (Taseko Mines Limited)

As previously discussed in this MD&A, Osisko announced on February 27, 2017, that it has agreed to acquire from Gibraltar Mines Ltd., a wholly-owned subsidiary of Taseko, a silver stream with reference to silver produced at the Gibraltar copper mine, located in British Columbia, Canada. Osisko will pay Taseko cash consideration of US$33 million ($43.2 million) for the silver stream. In addition, Osisko will make ongoing payments of US$2.75 ($3.60) per ounce of silver delivered.

Dividends

On March 15, 2017, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on April 17, 2017 to shareholders of record as of the close of business on March 31, 2017.

Annual General Meeting

On May 4, 2016, Osisko held its Annual General Meeting where each of the 9 nominees listed in the Management Information Circular filed on April 7, 2016 with regulatory authorities were elected as directors of the Company. All other resolutions provided for in the Management Information Circular were duly passed, including the advisory resolution on executive compensation approved at 97.7% .

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Corporate Update

On May 4, 2016, Mr. Christopher C. Curfman was elected to the Board of Directors of Osisko. During his 21 years of career at Caterpillar, Mr. Curfman held several progressive positions in Asia, Australia and the USA, including Senior Vice President of Caterpillar, and President of Caterpillar Global Mining from 2011 to his retirement at the end of 2015.

On December 12, 2016, Osisko appointed Mr. Jacques Perron to its Board of Directors. Mr. Perron has more than 30 years of progressive experience in the mining industry. He was most recently the Chief Executive Officer of Thompson Creek Metals Company Inc. (“TCM”) where he oversaw the start-up and ramp-up of the Mount Milligan Mine and was instrumental in the sale of TCM to Centerra Gold Inc.

On August 18, 2016, Osisko announced that Messrs. John Burzynski, Senior Vice President New Business Development, and Robert Wares, Chief Geologist, have resigned from their executive positions with Osisko effective August 31, 2016 in order to focus their efforts on Osisko Mining. Mr. Burzynski remains as a Director of Osisko.

Mr. André Gaumond, Senior Vice President, Northern Development, has announced his retirement effective November 30, 2016. The Company continues to benefit from his relationships and knowledge as he continues his participation on the Board of Directors. Mr. Gaumond was the founder of Virginia Mines and one of the Company’s largest individual shareholders.

On November 9, 2016, Mr. Vincent Metcalfe and Mr. Frédéric Ruel were appointed as Vice President, Investor Relations and Vice President and Corporate Controller respectively. Both individuals have contributed to the development of Osisko Gold Royalties and will continue to actively participate in the growth of the Company.

Mr. Paul Archer, formerly Vice President, Northern Exploration now undertakes the role of Chief Geologist for the Company. Mr. Archer joined Osisko as part of the Virginia Mines transaction in February 2015 and was a member of the Éléonore discovery team.

Risks and Uncertainties

The Company is a royalty holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”) before investing in the Company's common shares. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2016. Based on that evaluation, the CEO and CFO concluded that, as of December 31, 2016, the design and operation of the Company’s DCP provide reasonable assurance that they are effective.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months and year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The CEO and CFO have also evaluated the effectiveness of the Company’s ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators and the Exchange Act based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that the Company’s ICFR was effective as of December 31, 2016.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s registered public accounting firm is not required to provide, and has not provided, an attestation report on the Company’s ICFR due to a transition period established by rules of the SEC for newly listed companies.

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year, except for early adoption of IFRS 9, Financial Instruments, as discussed below.

The accounting policies, methods of computation and presentation applied to each of the 2016 quarterly unaudited condensed interim consolidated financial statements are consistent with those applied by the Company to the audited consolidated financial statements for the year ended December 31, 2016.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2016 filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

New accounting standard - IFRS 9, Financial Instruments (“IFRS 9”)

The Company has elected to early adopt IFRS 9. This standard essentially completes the project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. Under IFRS 9, equity instruments are classified as financial instruments carried at fair value, with changes in fair value recorded in the consolidated statement of income unless such financial instruments are not held for trading, in which case, the financial instrument may be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income or loss.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

The Company has adopted IFRS 9 on January 1, 2016 on a retrospective basis without restating comparatives figures. Accordingly, the Company has classified its financial instruments in the three new classification categories as presented below. The main change concerns the classification of investments in equity that were previously classified as “available-for-sale” and are now designated as financial assets at fair value through other comprehensive income under IFRS 9. The main objective of the Company’s investments in equity is to improve its ability to acquire interests in exploration assets, future royalties or revenue streams. As a result, the Company considers that this classification better reflects the main business nature of the investment. The effect of the implementation of IFRS 9 to the Company’s consolidated financial statements was to reinstate in accumulated other comprehensive loss, the impairment losses on investments in equity securities (other than those held for trading, which include the derivatives) previously included in profit or loss. Cumulative gains and losses on investments in equity are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment. The implementation of IFRS 9 did not result in any significant changes to the measurement of the Company’s financial instruments.

The net impact of the implementation of IFRS 9 on the balance sheet as at January 1, 2016 is as follows:

	As at	IFRS 9	As at
	December 31, 2015	adjustment	January 1, 2016
	$	$	$
Accumulated other comprehensive loss	(41,203)	(7,610)	(48,813)
Retained earnings	203,800	7,610	211,410

Changes to accounting policies – Financial instruments

As a result of the early adoption of IFRS 9, the Company has modified the following elements of its accounting policy for financial instruments:

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value can be carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealised gains and losses are initially recognized in other comprehensive income for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income (loss). Equity instruments that are not held for trading can be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income (loss). Cumulative gains and losses are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Dividend income on equity instruments measured at fair value through other comprehensive income is recognized in the statement of income.

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances and cash on hand
Guaranteed investment certificates
Short-term debt securities
Bonds
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other receivables

Financial assets at fair value through profit or loss	Investments in derivatives

Financial assets at fair value through other comprehensive income	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability related to share exchange rights
Liability component of convertible debenture

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2016 filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2016 filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment of exploration and evaluation assets”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended			Years ended
		December 31,		December 31,
	2016	2015	2016	2015
(in thousands of dollars, except per	$	$	$	$
share amounts)

Net earnings attributable to Osisko’s shareholders	8,679	4,614	42,113	28,749

Adjustments:
Foreign exchange loss (gain)	(5,319)	(4,459)	5,851	(11,100)
Unrealized loss (gain) on investments	(660)	1,527	(30,202)	(3,295)
Share of loss of associates	2,893	1,248	6,623	3,519
Impairment on available-for-sale asset	-	1,035	-	1,035
Impairment of exploration and evaluation assets	668	192	668	192
Loss (gain) on disposal of exploration and evaluation assets	-	-	312	(500)
Write-off of property and equipment	456	-	456	-
Transaction costs - Virginia	-	-	-	2,243
Deferred income tax expense	216	1,957	8,372	8,194

Adjusted earnings	6,933	6,114	34,193	29,037

Weighted average number of common shares outstanding (000’s)	106,612	94,445	104,671	87,856

Adjusted earnings per share	0.07	0.06	0.33	0.33

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities and outlook on gold and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2017. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the forego ing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

March 15, 2017

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Annual Report

Corporate Information

Corporate Office
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0670
Fax: (514) 940-0669
Email: info@osiskogr.com	Web site: www.osiskogr.com

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer *	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
Victor H. Bradley	Elif Lévesque, Vice President, Finance and Chief
John Burzynski *	Financial Officer
Christopher C. Curfman	Joseph de la Plante, Vice President, Corporate Development
André Gaumond *	André Le Bel, Vice President, Legal Affairs and
Pierre Labbé	Corporate Secretary
Charles E. Page	Vincent Metcalfe, Vice President, Investor Relations
Jacques Perron	Frédéric Ruel, Vice President and Corporate Controller

* Non-independent

Chief Geologist and Qualified Person (as defined by NI 43-101)
Paul Archer

Exchange listings
Toronto Stock Exchange
- Common shares:	OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)
New York Stock Exchange
- Common shares:	OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents
Canada: CST Trust Company
Unites States of America: American Stock Transfer & Trust Company, LLC

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

Legal Counsels
Bennett Jones LLP
Lavery, de Billy LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP